Livestock Laboratories & Biosciences Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Livestock Laboratories & Biosciences Inc. Management

We have reviewed the accompanying financial statements of Livestock Laboratories & Biosciences Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

August 11, 2026

LIVESTOCK LABORATORIES & BIOSCIENCES INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash In Bank	$	163,802	96,479
Restricted Cash		100,000	-
Inventory		-	-
Prepaid expense		-	593
Deferred Contract Cost		10,000	-
Total Current Assets		273,802	97,073
Non-Current Assets:			
Fixed assets, net	$	15,237	19,922
Total Non-Current Assets		15,237	19,922
TOTAL ASSETS	$	289,039	116,994
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	3,469	-
Credit card payable		20,907	2,924
Deferred revenue		110,000	-
Payroll liabilities		1,362	-
Total Current Liabilities	$	135,738	2,924
Non-Current Liabilities:			
SAFE - Third parties	$	615,500	360,500
SAFE - Related parties		75,000	65,000
Total Non-Current Liabilities	$	690,500	425,500
TOTAL LIABILITIES		826,238	428,424
EQUITY			
Common stock		68	68
Preferred stock		12	12
APIC		5,300	5,300
Accumulated deficit		(542,579)	(316,809)
TOTAL EQUITY	$	(537,199)	(311,429)
TOTAL LIABILITIES AND EQUITY	$	289,039	116,994

See Accompanying Notes to these Unaudited Financial Statements

LIVESTOCK LABORATORIES & BIOSCIENCES INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenue	$	-	-
Cost of goods sold		(322)	-
Gross Profit	$	(322)	-
Operating Expenses			
Research and Development	$	53,222	161,059
Payroll expense		95,870	89,278
General and administrative		73,023	42,743
Depreciation expense		4,684	3,500
Total Operating Expenses		**226,799**	**296,580**
Total Loss from Operations	$	**(227,121)**	**(296,580)**
Other Income			
Other income	$	1,351	1,195
Net Loss	**$**	**(225,769)**	**(295,385)**

See Accompanying Notes to these Unaudited Financial Statements

LIVESTOCK LABORATORIES & BIOSCIENCES INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stocks			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/24	-	-	-	-	-	(21,424)	(21,424)
Issuance of Common Stock	6,800,000	68	-	-	136	-	204
Issuance of Preferred Stock	-	-	1,200,000	12	24	-	36
Shareholders' contribution	-	-	-	-	5,140	-	5,140
Net loss	-	-	-	-	-	(295,385)	(295,385)
Ending balance at 12/31/24	6,800,000	68	1,200,000	12	5,300	(316,809)	(311,429)
Net loss	-	-	-	-	-	(225,769)	(225,769)
Ending balance at 12/31/25	6,800,000	68	1,200,000	12	5,300	(542,579)	(537,199)

See Accompanying Notes to these Unaudited Financial Statements

LIVESTOCK LABORATORIES & BIOSCIENCES INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
OPERATING ACTIVITIES			
Net loss	$	(225,769)	(295,385)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation expense		4,684	3,500
Inventory		-	5,641
Prepaid expense		593	(593)
Deferred Contract Cost		(10,000)	-
Accounts payable		3,469	(525)
Credit card payable		17,984	2,924
Deferred revenue		110,000	-
Payroll liabilities		1,362	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		128,092	10,945
Net Cash used in Operating Activities	$	(97,678)	(284,439)
INVESTING ACTIVITIES			
Fixed assets, net	$	-	(23,422)
Net Cash used in Investing Activities	$	-	(23,422)
FINANCING ACTIVITIES			
Proceeds from issuance of SAFEs	$	265,000	392,294
Proceeds from issuance of common stock		-	204
Proceeds from issuance of preferred stock		-	36
Shareholders' contribution		-	5,140
Net Cash provided by Financing Activities	$	265,000	397,674
Cash at the beginning of period		96,479	6,666
Net Cash increase for period	$	167,322	89,813
Cash at end of period	$	263,802	96,479

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Livestock Laboratories & Biosciences Inc. (the "Company") was incorporated in the State of Delaware on May 31, 2023. The Company is headquartered in Wilmington, Delaware, where it operates its laboratory within the Delaware Innovation Space facility.

The Company is an early-stage biotechnology research and development company focused on developing the biological infrastructure for next-generation animal products. It creates, owns, and licenses precision-engineered livestock cell lines that enable cultivated meat producers and biotechnology developers to develop cell-based products. The Company expects to generate revenue through commercial and research cell-line licensing arrangements, academic licensing, and selective cell-engineering and development services. During 2025, the Company transitioned from a pre-revenue stage to generating its first commercial revenue through a fixed-fee cell-line engineering contract.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is subject to risks and uncertainties common to early-stage biotechnology companies. These risks include, among others, the successful development and commercialization of its technology, market acceptance of its products and services, the ability to obtain additional financing, and dependence on the continued services of its two founding executive officers.

The Company is also exposed to concentration risks arising from its limited customer base, reliance on a single laboratory operating facility, and dependence on a limited number of funding sources. The occurrence of any of these events could have a material adverse effect on the Company's business, financial condition, and operating results.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that since its inception, the Company has incurred recurring operating losses and negative cash flows from operations and has financed its activities primarily through the issuance of Simple Agreements for Future Equity (SAFEs) and the receipt of non-dilutive grant funding. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $263,802 and $96,479 in cash as of December 31, 2025 and December 31, 2024, respectively. Of the cash balance of $263,802 as of December 31, 2025, $100,000 was restricted under the terms of the Delaware EDGE Grant agreement. These restricted funds are designated for approved research and development activities and are subject to specific project, expenditure, and reporting requirements under the grant program.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Machinery and Equipment	5	23,422	23,422
Less Accumulated Depreciation		(8,184)	(3,500)
Totals		**15,237**	**19,922**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company expects to generate revenue primarily from commercial and research cell-line licensing arrangements, academic licensing, and selective cell-line engineering and development services. For the year ended December 31, 2024, the Company was in the pre-revenue stage and did not recognize any revenue from contracts with customers.

Customer Contracts and Deferred Revenue

In July 2025, the Company entered into its first commercial fixed-fee contract to perform genetic engineering and immortalization services on a customer-provided animal cell line for a contract price of $10,000. The contract contained a single performance obligation, consisting of the completion of the engineering services and delivery of 50 vials of targeted clones to the customer.

The Company received the full contract consideration shortly after execution of the agreement. However, because the performance obligation was not satisfied until February 2026, no revenue was recognized during the year ended December 31, 2025. Accordingly, the $10,000 received was recognized as Deferred Revenue on the Balance Sheet as of December 31, 2025. The deferred revenue was subsequently recognized as revenue during 2026 upon satisfaction of the Company's performance obligation.

Deferred Grant Revenue

The grant proceeds were restricted for use on approved research and development activities and were subject to specified expenditure and reporting requirements. Because the Company had not satisfied all of the grant conditions as of December 31, 2025, the grant proceeds remained recorded as Deferred Revenue. The Company satisfied the remaining grant requirements during 2026, at which time the deferred grant revenue became eligible for recognition in accordance with the applicable accounting guidance.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, legal and professional fees, subscriptions, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under ASC 718, compensation cost is measured at the grant-date fair value of the equity award and recognized as expense over the requisite service period, which is generally the vesting period. Awards issued to nonemployees are measured and recognized in accordance with the applicable provisions of ASC 718.

Because the Company is an early-stage private entity with no active market for its common stock, the estimated fair value of its common stock during 2024 and 2025 was nominal. Accordingly, no material stock-based compensation expense was recognized during the years ended December 31, 2024 and 2025.

2024 Equity Incentive Plan

On January 18, 2024, the Company's Board of Directors and stockholders approved the 2024 Equity Incentive Plan (the "Plan"). The Plan authorizes the issuance of up to 2,000,000 shares of Class A Common Stock to employees, directors, consultants, and other eligible service providers.

As of December 31, 2024 and 2025, the Company had not granted any stock options or other equity awards under the Plan. Accordingly, no awards were exercised, forfeited, canceled, expired, or modified during either year, and the full reserve of 2,000,000 shares remained available for future issuance.

The Company has entered into consulting arrangements that contemplate the future issuance of 60,000 stock options, consisting of 25,000 options to Eric Schulze and 35,000 options to BioPolicy Solutions, LLC. As of December 31, 2025, these contemplated awards had not received formal approval from the Board of Directors and no grant date had been established. Consequently, no exercise price, vesting commencement date, or stock-based compensation expense has been recognized for these awards.

Founder Restricted Stock

On January 18, 2024, the Company issued an aggregate of 6,800,000 shares of Class B Common Stock to its founders pursuant to Restricted Stock Purchase Agreements, consisting of 3,966,667 shares issued to Steen Ooi and 2,833,333 shares issued to Andrew Sayles. The shares were issued at a purchase price of $0.00003 per share.

The restricted shares vest over a 48-month service period at a rate of 1/48th of the original grant each month, with vesting commencing on October 31, 2023.

During the year ended December 31, 2024, 2,125,000 shares vested. During the year ended December 31, 2025, an additional 1,700,000 shares vested, resulting in 3,825,000 vested shares as of December 31, 2025.

No founder restricted shares were transferred, repurchased, forfeited, canceled, modified, or otherwise affected during the years ended December 31, 2024 and 2025.

On January 18, 2024, the founders also received an aggregate of 1,200,000 shares of Series FF Preferred Stock. These shares were fully vested upon issuance and are not subject to service-based vesting conditions.

Warrants

The Company accounts for warrants in accordance with ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. Warrants are classified as either equity instruments or liabilities based on the specific terms of the underlying agreements. Warrants that meet the equity classification criteria are recorded within stockholders' equity, while warrants that do not meet those criteria are recognized as derivative liabilities and subsequently re-measured at fair value each reporting period.

In connection with a Program Participation Agreement dated September 14, 2023, the Company issued a warrant to The Batchery, LLC as consideration for incubator program services. The warrant entitles the holder to purchase shares representing 4.5% of the Company's fully diluted capitalization. The number of shares issuable and the exercise price will be determined upon the occurrence of specified contractual events, including a qualified financing.

As of December 31, 2025, no qualifying event had occurred to establish the final number of shares issuable, the exercise price, or the expiration date of the warrant. Accordingly, the warrant remained outstanding and unexercised as of December 31, 2025. The warrant was not exercised, transferred, canceled, forfeited, modified, or otherwise amended during the years ended December 31, 2024 and 2025.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	**2024**
Net Operating Loss Carryforwards	156,760	49,298
Depreciation (difference in methods/timing)	501	(3,708)
Other Temporary Differences	-	43,833
Permanent difference	21,346	37,355
Gross Deferred Tax Asset	**178,607**	**126,778**
Less: Valuation Allowance	(178,607)	(126,778)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025 and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $1,011,335 and $410,569, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire over varying periods depending on jurisdiction. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	**2025**	**2024**
Current tax expense	-	-
Deferred tax expense (benefit)	178,607	126,778
Valuation Allowance	(178,607)	(126,778)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	**2024**
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		**2024**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(47,411)	21.00%	(62,031)	21.00%
State taxes, net of federal benefit	(20,026)	8.87%	(26,112)	8.84%
Change in Valuation Allowance	67,438	-29.87%	88,143	-29.84%
Total Income Tax Expense (benefit)	-	-	-	-

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2024-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Founder Capital Contributions
During the year ended December 31, 2024, the Company's co-founders and executive officers, Steen Ooi and Andrew Sayles, made non-repayable cash capital contributions totaling $5,140.01 to assist the Company in paying operating expenses. These contributions were not subject to repayment and remained recorded in shareholders' equity as Additional Paid-In Capital (APIC) as of December 31, 2024, and December 31, 2025. No additional founder contributions, loans, or advances were made during 2025.

Founder Personal Guarantees
In connection with the Company's $100,000 Delaware EDGE Grant Agreement dated May 19, 2025, the co-founders each executed a personal guarantee covering the amount of grant funds actually disbursed. The guarantees apply if the Company fails to comply with its obligations under the grant agreement and the Delaware Division of Small Business seeks repayment. No repayment obligation had been triggered under the guarantees as of December 31, 2025.

Related-Party SAFE Investments
During the review periods, the Company issued Simple Agreements for Future Equity (SAFEs) to immediate family members and entities controlled by family members of Andrew Sayles, the Company's Co-Founder and Chief Operating Officer. These related-party SAFEs utilized the exact same standard form and economic terms

(e.g., $5,000,000 post-money valuation cap and 85% discount rate) as the SAFEs issued to unrelated investors in the applicable financings.

During the year ended December 31, 2024, the Company received $65,000 in related-party SAFE investments, consisting of:

- $10,000 from Edgar C. Sayles Jr. (Father of Andrew Sayles).
- $50,000 from Fourth Chapter Holdings LLC (an entity owned and controlled by Daniel Landsman, Uncle of Andrew Sayles).
- $5,000 from the Candace Elizabeth Sayles Brad Living Trust (a trust associated with Candace E. Sayles and Louis A. Brad, Aunt and Uncle of Andrew Sayles).

During the year ended December 31, 2025, the Company received an additional $10,000 SAFE investment from Fourth Chapter Holdings LLC.

As of December 31, 2025, the total outstanding balance of related-party SAFEs was $75,000. Other than the contractual rights conveyed under these SAFE instruments, there were no separate amounts receivable from or payable to these related parties at year-end.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company is subject to various commitments and contingencies arising in the ordinary course of business.

Contingencies

Delaware EDGE Grant - During 2025, the Company received a $100,000 Delaware EDGE Grant. The grant agreement requires the Company to satisfy specified expenditure, reporting, and operational requirements. If the Company fails to comply with these conditions, the grant proceeds may become repayable to the grantor.

In connection with the grant, the Company's co-founders executed personal guarantees covering the repayment of the grant funds in the event of the Company's default under the grant agreement.

DEDA Locational Covenant - In connection with a $130,000 Simple Agreement for Future Equity (SAFE) investment from the Delaware Economic Development Authority (DEDA), the Company entered into a side letter requiring it to maintain its principal place of business in the State of Delaware for a minimum period of five years.

If the Company fails to satisfy this locational covenant, DEDA may require the Company to redeem the SAFE for cash equal to the original purchase price, in accordance with the terms of the side letter.

Commitments

Facility Agreement - The Company maintains a facility agreement for the use of laboratory and office space at the Delaware Innovation Space, which serves as its principal place of business.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFEs) – During the years ended December 31, 2025 and 2024, the Company entered into multiple Simple Agreements for Future Equity (SAFEs) with investors to raise capital.

The SAFEs are unsecured, bear no interest, and have no stated maturity date. Under their terms, the SAFEs convert into equity upon the occurrence of specified triggering events, including a qualified preferred stock financing or a liquidity event (e.g., a change in control), in accordance with the respective SAFE agreements.

Outstanding SAFE balances totaled $690,500 and $425,500 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, SAFEs with an aggregate principal amount of $665,500 were subject to a post-money valuation cap of $5,000,000 and a 15% conversion discount (i.e., conversion at 85% of the applicable purchase price). The remaining $25,000 SAFE, issued under a program investment tranche, provides for a post-money valuation cap of $3,000,000 and a 25% conversion discount (i.e., conversion at 75% of the applicable purchase price).

NOTE 6 – EQUITY

Common Stock

The Company has authorized 21,800,000 shares of Common Stock, consisting of:

- 15,000,000 shares of Class A Common Stock, with a par value of $0.00001 per share; and
- 6,800,000 shares of Class B Common Stock, with a par value of $0.00001 per share.

As of December 31, 2025 and 2024, there were 0 shares of Class A Common Stock and 6,800,000 shares of Class B Common Stock issued and outstanding.

Voting: Class A Common stockholders are entitled to one vote per share. Class B Common stockholders are entitled to ten votes per share. Except as otherwise provided by law, the holders of Class A and Class B Common Stock vote together as a single class on all matters.

Dividends: The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, subject to the prior rights of Preferred Stockholders.

Preferred Stock

The Company has authorized 1,200,000 shares of Preferred Stock with a par value of $0.00001 per share, all of which have been designated as Series FF Preferred Stock. There were 1,200,000 shares of Series FF Preferred Stock issued and outstanding as of December 31, 2025 and December 31, 2024.

Voting: Series FF Preferred shareholders vote together with the Common Stockholders as a single class on an as-converted basis. Each Preferred shareholder is entitled to one vote for every share of Class A Common Stock they could own if converted.

Dividends: The holders of the Series FF Preferred Stock are entitled to receive dividends when, as, and if declared by the Board of Directors. Dividends on Preferred Stock are distributed on a *pari passu* basis with Common Stock in proportion to the number of shares of Common Stock then issuable upon conversion of the preferred shares. Dividends are not cumulative. As of December 31, 2025 and 2024, no dividends had been declared.

Redemption: The shares of Series FF Preferred Stock are not mandatorily redeemable by any holder thereof.

Conversion: Preferred shareholders have the right to convert their shares into Class A Common Stock at a rate of 1-for-1 at the discretion of the shareholder at any time, or automatically immediately prior to the closing of a Qualified IPO (defined as a firm-commitment underwritten public offering resulting in at least $25,000,000 of gross proceeds). Additionally, the shares convert automatically into a subsequent series of Preferred Stock upon a qualifying Equity Financing of newly created Preferred Stock.

Liquidation Preference:
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Series FF Preferred Stock are entitled to receive, prior to and in preference to any distribution to the Common Stockholders, a preferential payment equal to the Original Issue Price of $0.00003 per share, plus any declared but unpaid dividends thereon.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 11, 2026, the date these financial statements were available to be issued.

Fulfillment of Customer Performance Obligations - In February 2026, the Company successfully completed the performance obligations associated with its first commercial fixed-fee cell-line engineering contract with Vasavance Inc. The $10,000.00 contract price, which had been received in advance during 2025 and recorded as a current contract liability under Deferred Revenue on the Balance Sheet as of December 31, 2025, was subsequently recognized as customer revenue.

Delaware EDGE Grant Compliance - During 2026, the Company fully satisfied all approved research and development activities, matching expenditures, and operational reporting requirements associated with the $100,000.00 Delaware EDGE Grant. The grant funds, which remained restricted and were classified within Deferred Revenue on the Balance Sheet as of December 31, 2025, were recognized as grant revenue in 2026 upon the formal fulfillment of these grant covenants